

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 23, 2010

Mr. XUE Taohai
Executive Director, Vice President
and Chief Financial Officer
China Mobile Limited
60th Floor, The Center
99 Queen's Road Central
Hong Kong, China

> **RE:** **China Mobile Limited**
> **Form 20-F for the year ended December 31, 2009**
> **Filed June 7, 2010**
> **File No. 333-12222**

Dear Mr. XUE Taohai:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director